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                                                                 EXHIBIT 99.4(b)
                        FORTIS BENEFITS INSURANCE COMPANY
                               St. Paul, Minnesota
                                 A Stock Company
                        [GUARANTEED LIVING BENEFIT RIDER]

This rider is a part of the annuity contract to which it is attached. It takes effect on the rider effective date. If none is listed on the contract data page, the rider effective date will be the contract Issue Date. Any provision in the contract that is not in conflict with this rider remains in effect. Any charge for this rider is included on the contract data page.

This rider provides a living benefit in the form of the right to make partial surrenders each Contract Year of up to [7%] of Your Benefit Base, regardless of market performance, if Your contract remains in Living Benefit Status as described below.

BENEFIT BASE
Your Benefit Base is equal to the greater of Your Net Purchase Payment and Your Remaining Benefit Amount.

REMAINING BENEFIT AMOUNT
If Your contract is in Living Benefit Status, Your Remaining Benefit Amount is equal to the sum of Your Net Purchase Payments plus the Step-up Amount minus the sum of all partial surrenders since the Issue Date. Your Remaining Benefit Amount is equal to zero if Your contract is not in Living Benefit Status.

STEP-UP AMOUNT
For contract years one through nine the Step-up Amount is equal to zero. For contract years ten and later, if Your contract is in Living Benefit Status, the Step-up Amount is equal to the greater of Your Contract Value at the end of the 9th contract year minus Your Remaining Benefit Amount at the end of the 9th contract year and zero. The Step-up Amount is equal to zero if Your contract is not in Living Benefit Status.

LIVING BENEFIT STATUS
Your contract remains in Living Benefit Status if the following conditions are met:

1. You have not made partial surrenders during any Contract Year totaling more than [7%] of Your Benefit Base; and
2.   Your Remaining Benefit Amount is greater than zero.

If either condition is exceeded, the contract is no longer in Living Benefit Status, and such status may not be regained. While the contract is in Living Benefit Status, your contract will not terminate due to the contract value being reduced to less than the minimum specified in the contract to which this rider is attached. However, if the Contract Value declines to less than such minimum, the Automatic Periodic Benefit Payments provision below will apply.

MAXIMUM LIVING BENEFIT
The maximum partial surrender You may make at any one time as a living benefit under this rider is the lesser of the following:

1. [7%] of Your Benefit Base minus the sum of any partial surrenders You made during the current Contract Year;
2.   Your Remaining Benefit Amount.

AUTOMATIC PERIODIC BENEFIT PAYMENT
If partial surrenders under the living benefit provision of this rider reduce the Contract Value to less than the minimum specified in the contract to which this rider is attached, We will pay to You any remaining maximum living benefit on a periodic basis. Payments will continue until the sum of your partial surrenders and Automatic Periodic Benefit Payments equals Your Benefit Base, at which time this rider and the contract to which it is attached will terminate. During such Automatic Periodic Benefit Payment period, no further Purchase Payments will be accepted, and any death benefit otherwise payable under the contract will continue to apply.

Signed for the Company to take effect on the rider effective date.



/s/ Dean C. Kopperud                          /s/ Peggy Ettestad
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Dean C. Kopperud                              Peggy Ettestad